EXHIBIT 99.1

SNDL Reports Third Quarter 2025 Financial and Operational Results

The Company Delivers Strong Cash Flow and Record Free Cash Flow

EDMONTON, Alberta, Nov. 04, 2025 (GLOBE NEWSWIRE) -- SNDL Inc. (NASDAQ: SNDL, CSE: SNDL) (“SNDL” or the “Company”) reported its financial and operational results for the third quarter ended September 30, 2025. All financial information in this press release is reported in millions of Canadian dollars unless otherwise indicated.

SNDL has also posted a supplemental investor presentation on its website, found at https://sndl.com.

The Company will hold a conference call and webcast presentation at 10:00 a.m. EDT (8:00 a.m. MDT) on Tuesday, November 4, 2025. The conference call details can be found below.

MANAGEMENT HIGHLIGHTS

  Net revenue: In the third quarter of 2025, net revenue totaled $244.2 million, reflecting a growth rate of +3.1% compared to the same period in the previous year. This increase was primarily driven by strong growth of +13.5% in our combined Cannabis business, partly offset by Liquor retail segment decline.
  Gross profit: Gross profit for the third quarter of 2025 reached $64.2 million, representing a +1.9% increase compared to the same period in the prior year.
  Gross margin (1): The gross margin in the third quarter of 2025 was 26.3%, reflecting a year-over-year decrease of -0.3 percentage points. Strong margin expansion in Liquor Retail (+0.8pp) and Cannabis Retail segments (+0.9pp) was more than offset by non-cash inventory adjustments in the Cannabis Operations segment, which had a -10.4pp impact to segment margin and -1.6pp to consolidated margin.
  Operating Income: The Company reported an operating loss of $(11.1) million in the third quarter of 2025. This result was impacted by a $(6.8) million non-cash increase in share-based compensation liability reflected in the Corporate segment, due to the mark-to-market impact of the Company’s 121% share price increase during the quarter, a $(3.9) million non-cash inventory-related adjustments within Cannabis Operations, and a $(1.6) million net fixed asset write-off, mostly related to the idle Stellarton facility. It also includes a $(1.5) million restructuring charge, resulting in an adjusted operating loss of $(9.5) million. Both reported and adjusted operating loss exclude a $5.3 million realized gain from the partial sale of some of our equity investments.
  Cash flow: Cash flow was $32.4 million during the third quarter of 2025, primarily driven by $15.1 million in proceeds from the disposal of certain equity investments, and a $14.3 million reduction in working capital following seasonal increases in the first half of the year.
  Free cash flow (1): Free cash flow in the third quarter of 2025 reached a record $16.7 million, primarily driven by a reduction in working capital. This result reflects $5.2 million CAPEX investments ahead of new Liquor and Cannabis Retail store openings scheduled for the fourth quarter. The income statement also contributed to the record free cash flow, as the operating loss was largely attributable to non-cash items. Note that proceeds of $15.1 million from the disposal of certain equity investments are not included in the free cash flow for the quarter.

"Reaching a new record for quarterly free cash flow and, for the first time in our history, achieving positive cumulative free cash flow for the first nine months of the year underscores the strength of our ongoing operational and profitability improvements,” said Zach George, Chief Executive Officer of SNDL. “We are delivering these results while continuing to grow our Cannabis business well ahead of market and industry peers and accelerating the pace of organic growth investments.

Unlike many players in the industry, SNDL reports its financial performance using rigorous, unadjusted KPIs. Leadership in our industry begins with financial integrity and transparency, principles we owe to our shareholders and ourselves.

Our relentless focus on growth and value creation is reflected not only in our financial progress but also in the strategic decisions that position SNDL for long-term success.”

The Company’s strong balance sheet, with no debt and $240.6 million in unrestricted cash as of September 30, 2025, provides a strategic advantage as we continue building a resilient, growth-oriented, and profitable business. This financial strength enables us to pursue several high-return organic and inorganic opportunities without issuing equity or incurring high interest debt. Examples of these opportunities include:

  Acquisition of 1CM Retail Stores: SNDL previously announced an arrangement agreement to acquire 32 cannabis retail stores from 1CM Inc. (“1CM”) for a total cash consideration of $32.2 million. We continue to support the regulatory review process in Ontario, the final step before closing the transaction.
  Strategic Organic Investments: Targeted CAPEX and working capital investments in support of five additional Cannabis store openings and two new Wine & Beyond stores expected during the fourth quarter.
  Atholville Facility Ramp: Completion of the capacity ramp-up of our Atholville cultivation facility, which combined with strong commercial relationships, enabled us to achieve $4.2 million in international sales during the third quarter.
  Equity Monetization: Partial sale of SNDL’s equity position in High Tide Inc. (“High Tide”), realizing a gain of $5.3 million during the third quarter.
  SunStream Restructuring Process: The Company continues to work toward the resolution of on-going litigation required to complete SunStream Bancorp Inc. (“SunStream”) restructurings. Once completed, these restructurings are expected to provide shareholders with exposure to dynamic medical cannabis markets including Florida and Texas.

“In a rapidly evolving market, our agility and resilience remain key strengths as we pursue our ambition to become a global cannabis leader. Our team is the foundation of our success, and we are confident in our ability to deliver on our goals.” concluded Zach George.

TOTAL COMPANY HIGHLIGHTS

	Three months ended September 30				Nine months ended September 30
($000s)	2025	2024	% Change		2025	2024	% Change
IFRS Financial Measures
Net revenue	244,219	236,892	3.1%		693,902	662,769	4.7%
Gross profit	64,177	62,968	1.9%		188,419	171,532	9.8%
Operating income (loss)	(11,050)	(18,511)	40.3%		(18,100)	(27,722)	34.7%
Change in cash and cash equivalents	32,357	80,042	-59.6%		22,222	67,935	-67.3%

Non-IFRS Financial Measures(1)
Gross margin	26.3%	26.6%	-0.3	pp	27.2%	25.9%	1.3	pp
Adjusted operating income (loss)	(9,512)	(16,593)	42.7%		(12,713)	(25,672)	50%
Free cash flow	16,692	9,236	80.7%		7,733	(2,753)	381%

(1)   Gross Margin is a supplementary financial measure calculated by dividing Gross Profit by Net Revenue. Adjusted operating income (loss) and Free Cash Flow are specified financial measures that do not have a standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures reported by other companies. See “Non-IFRS Measures” section below for further information.

BUSINESS SEGMENT HIGHLIGHTS

SNDL operates and reports its business through four segments: Liquor Retail, Cannabis Retail, Cannabis Operations, and Investments. Additionally, a consolidated total for Cannabis is presented, encompassing the combined results of the two Cannabis segments, along with the revenue elimination associated with the Cannabis Operations sales to the provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale. Corporate and Shared Service expenses are reported as “Corporate”.

	Three months ended September 30			Nine months ended September 30
($000s)	2025	2024	% Change	2025	2024	% Change
Net Revenue
Cannabis Retail	85,021	81,144	4.8%	246,960	228,519	8.1%
Cannabis Operations	37,389	25,007	49.5%	107,544	72,378	48.6%
Intersegment Eliminations	(17,579)	(13,824)	-27.2%	(51,391)	(39,307)	-30.7%
Total Cannabis	104,831	92,327	13.5%	303,113	261,590	15.9%
Liquor Retail	139,388	144,565	-3.6%	390,789	401,179	-2.6%
Investments	—	—	0.0%	—	—	0.0%
Total	244,219	236,892	3.1%	693,902	662,769	4.7%

Operating Income
Cannabis Retail	9,105	4,395	107.2%	22,329	7,255	207.8%
Cannabis Operations	(5,434)	(703)	-673.0%	(3,628)	(1,728)	-110.0%
Total Cannabis	3,671	3,692	-0.6%	18,701	5,527	238.4%
Liquor Retail	11,222	11,795	-4.9%	24,276	22,456	8.1%
Investments	1,543	(7,824)	119.7%	1,775	13,711	-87.1%
Corporate	(27,486)	(26,174)	-5.0%	(62,852)	(69,416)	9.5%
Total	(11,050)	(18,511)	40.3%	(18,100)	(27,722)	34.7%

Adjusted Operating Income
Cannabis Retail	9,105	4,395	107.2%	22,329	7,255	207.8%
Cannabis Operations	(4,772)	(578)	-725.6%	300	(1,348)	122.3%
Total Cannabis	4,333	3,817	13.5%	22,629	5,907	283.1%
Liquor Retail	11,222	11,795	-4.9%	24,276	22,456	8.1%
Investments	1,543	(7,824)	119.7%	1,775	13,711	-87.1%
Corporate	(26,610)	(24,381)	-9.1%	(61,393)	(67,746)	9.4%
Total	(9,512)	(16,593)	42.7%	(12,713)	(25,672)	50.5%

Liquor Retail

SNDL is Canada's largest private sector liquor retailer, operating at November 3, 2025 in 165 locations, predominantly in Alberta, under its three retail banners: “Wine and Beyond” (13), “Liquor Depot” (19), and “Ace Liquor” (133).

	Three months ended September 30				Nine months ended September 30
($000s)	2025	2024	% Change		2025	2024	% Change
Net revenue	139,388	144,565	-3.6%		390,789	401,179	-2.6%
Gross profit	36,704	36,951	-0.7%		100,993	101,470	-0.5%
Gross margin	26.3%	25.6%	0.8	pp	25.8%	25.3%	0.6	pp
Operating income	11,222	11,795	-4.9%		24,276	22,456	8.1%
Adjusted operating income	11,222	11,795	-4.9%		24,276	22,456	8.1%

  Net revenue for Liquor Retail declined in the third quarter of 2025, driven by continued softness in market demand. Same-store sales (2) decreased by -2.6% due to industry-wide volume declines primarily affecting our convenience banners (Ace Liquor and Liquor Depot). In contrast, our Wine & Beyond banner demonstrates resilience, achieving same store sales growth of 2.9% during the quarter.

(2)   Same store sales is a specified financial measure that does not have a standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. See “Non-IFRS Financial Measures” section below for further information.

  During the third quarter of 2025, the gross margin for Liquor Retail continued to improve compared to the previous year, marking another record high for the segment. Operating Income showed a slight decline, as the benefits of gross margin expansion and further SG&A cost efficiencies were more than offset by the lapping of a $1.2 million favorable fixed asset revaluation recorded in the same period last year.

Cannabis Retail

SNDL is one of Canada’s largest private-sector cannabis retailer, operating at November 3, 2025 in 186 locations under its two retail banners: “Value Buds” (125), and “Spiritleaf” (61, of which 4 are corporate stores and 57 are franchise stores). The Company’s Cannabis Retail strategy is based on several pillars, including the quality of its store locations, its range of products, and the unique experiences provided to customers. Using data and insights from a large volume of monthly transactions enables SNDL to leverage technology and analytics to inform and improve its retail strategy.

	Three months ended September 30				Nine months ended September 30
($000s)	2025	2024	% Change		2025	2024	% Change
Net revenue	85,021	81,144	4.8%		246,960	228,519	8.1%
Gross profit	22,465	20,710	8.5%		63,974	58,337	9.7%
Gross margin	26.4%	25.5%	0.9	pp	25.9%	25.5%	0.4	pp
Operating income	9,105	4,395	107.2%		22,329	7,255	207.8%
Adjusted operating income	9,105	4,395	107.2%		22,329	7,255	207.8%

  The Cannabis Retail segment achieved three new quarterly records: Net Revenue, Gross Profit and Operating Income.
  Year-over-year Net Revenue growth in the third quarter was supported by a 3.6% increase in same-store sales. The slowdown in revenue growth compared to previous quarters was primarily due to the lapping of heavier promotional periods during the second half of 2024. This reduction in promotional intensity was the main driver of gross margin improvement.
  Operating Income experienced substantial growth, driven by higher revenue and gross margin, as well as productivity initiatives lowering SG&A. Additionally, in the third quarter of 2025 there was a $1.0 million reversal of fixed asset impairments recorded several years ago, reflecting continued improvement in store performance.

Cannabis Operations

SNDL has a diverse brand portfolio from value to premium, emphasizing premium inhalable formats and a full suite of 2.0 products. With enhanced procurement capabilities and plans to continue evolving toward a cost-effective cultivation and manufacturing operation, the Cannabis Operations segment is a key enabler of SNDL’s vertical integration strategy.

	Three months ended September 30				Nine months ended September 30
($000s)	2025	2024	% Change		2025	2024	% Change
Net revenue	37,389	25,007	49.5%		107,544	72,378	48.6%
Gross profit	5,008	5,307	-5.6%		23,452	11,725	100.0%
Gross margin	13.4%	21.2%	-7.8	pp	21.8%	16.2%	5.6	pp
Operating income (loss)	(5,434)	(703)	-673.0%		(3,628)	(1,728)	-110.0%
Adjusted operating income (loss)	(4,772)	(578)	-725.6%		300	(1,348)	122.3%

  Cannabis Operations continued to deliver significant revenue growth in the third quarter of 2025, reaching a new net revenue record for the segment.
  Growth was driven by edibles, following Indiva’s acquisition in the fourth quarter of 2024, as well as accelerating international sales, which reached $4.2 million during the quarter.
  Gross profit and Operating Income were impacted by inventory write-offs and valuation adjustments, primarily related to the cultivation ramp-up, and the fixed asset write-off of the idle Stellarton facility.

Investments

  As of September 30, 2025, the Company has deployed capital to a portfolio of cannabis-related investments with a carrying value of $410.8 million, including $391.1 million to SunStream. This carrying value increased by $4.7 million during the third quarter of 2025, primarily due to an increase in the USD to CAD exchange rate from 1.3643 on June 30, 2025 to 1.3921 on September 30, 2025.
  During the third quarter of 2025, the investment portfolio generated a positive operating income of $1.5 million, primarily driven by interests earned from our cash accounts.
  In the third quarter of 2025, the Company sold 2,929,371 common shares of High Tide, reducing its holdings to 3,693,274 shares as of September 30, 2025, representing 4.2% ownership. In October 2025, the Company disposed of an additional 599,758 common shares, bringing its total position down to 3,093,516 shares by November 3, 2025, or 3.6% ownership. To date, these dispositions have resulted in a realized gain of $6.3 million, comprising $5.3 million recognized in the third quarter and the remaining $1.0 million in October 2025. The Company recorded these gains as part of other comprehensive income, below the Net Income/(Loss) line.

Equity Position

  $651.5 million of unrestricted cash, marketable securities and investments, including investments in equity-accounted investees, and no outstanding debt at September 30, 2025, resulting in a net book value of $1.1 billion.
  The board of directors of the Company has approved the renewal of its Share Repurchase Program upon the expiry of its current share repurchase program on November 20, 2025. The Share Repurchase Program remains subject to the filing of the required notice with, and acceptance by, the Canadian Securities Exchange.
  For the three months ended September 30, 2025, the Company purchased and cancelled 1,800 common shares at a weighted average price of US$1.21 per share. SNDL will continue to evaluate opportunities to utilize the program to the extent that management believes it is in the best interest of SNDL’s shareholders. As a reminder, since the fourth quarter of 2024 the Company repurchased 10,765,907 common shares for cancellation.

This press release is intended to be read in conjunction with the Company’s condensed consolidated interim financial statements and the notes thereto for the three and nine months ended September 30, 2025, and the accompanying Management’s Discussion and Analysis. These documents are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.

CONFERENCE CALL

The Company will hold a conference call and webcast presentation at 10:00 a.m. EDT (8:00 a.m. MDT) on Tuesday, November 4, 2025.

WEBCAST ACCESS
To access the live webcast of the call, please visit the following link:
https://edge.media-server.com/mmc/p/gutfgczk

REPLAY

A replay of the webcast will be available at https://sndl.com/financials/quarterly-results/default.aspx

ABOUT SNDL INC.

SNDL Inc. (NASDAQ: SNDL, CSE: SNDL), through its wholly owned subsidiaries, is one of the largest vertically integrated cannabis companies and the largest private-sector liquor and cannabis retailer in Canada, with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds and Spiritleaf. With products available in licensed cannabis retail locations nationally, SNDL’s consumer-facing cannabis brands include Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Value Buds, Grasslands, Vacay, Pearls by Grön, No Future and Bhang Chocolate. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information, please visit www.sndl.com

For more information:
Tomas Bottger
SNDL Inc.
O: 1.587.327.2017
E: investors@sndl.com

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company’s operational goals and plans, the benefits of SNDL’s financial reporting compared to industry peers, the Company’s ability to achieve long-term, sustainable profitability, growth, success and efficiencies, the anticipated benefit of the Company’s strong balance sheet, the growth opportunities available to SNDL and the expected benefits thereof, the timing and closing of the transaction to acquire assets from 1CM, the expected benefits of the Sunstream restructurings, the treatment of Cannabis Operations sales to the provincial boards, the Company’s retail strategy, expectations with respect to the Company’s Cannabis Operations segment, and any other potential forms of shareholder value creation. Forward-looking statements are frequently characterized by words such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would”, and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see “Risk Factors” in the Company’s Annual Information Form dated March 18, 2025, and the risk factors included in our other public disclosure documents for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Condensed Consolidated Interim Statement of Loss and Comprehensive Loss (Expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Net revenue	244,219	236,892	693,902	662,769
Cost of sales	180,042	173,924	505,483	491,237
Gross profit	64,177	62,968	188,419	171,532

Investment income	1,777	5,577	6,162	12,817
Share of (loss) profit of equity-accounted investees	(234)	(13,401)	(4,387)	999

General and administrative	45,967	49,980	137,702	142,711
Sales and marketing	3,617	2,813	10,768	8,850
Depreciation and amortization	12,928	13,389	39,076	41,051
Share-based compensation	10,883	5,702	15,190	15,428
Restructuring costs	1,134	1,918	2,287	2,050
Asset impairment (recovery), net	2,051	(258)	2,971	2,317
Research and development	156	76	354	222
Loss (gain) on disposition of assets	34	35	(54)	441
Operating loss	(11,050)	(18,511)	(18,100)	(27,722)

Other (expenses) income, net	(2,269)	609	(7,041)	(4,080)
Loss before income tax	(13,319)	(17,902)	(25,141)	(31,802)
Income tax (expense) recovery	—	(1,434)	—	2,847
Net loss	(13,319)	(19,336)	(25,141)	(28,955)

Equity-accounted investees - share of other comprehensive income (loss)	7,709	(4,802)	(13,250)	9,532
Investments at fair value through other comprehensive income ("FVOCI") - change in fair value	12,940	—	9,754	—
Comprehensive income (loss)	7,330	(24,138)	(28,637)	(19,423)

Net loss attributable to:
Owners of the Company	(13,319)	(19,328)	(25,141)	(27,654)
Non-controlling interest	—	(8)	—	(1,301)
	(13,319)	(19,336)	(25,141)	(28,955)
Comprehensive income (loss) attributable to:
Owners of the Company	7,330	(24,130)	(28,637)	(18,122)
Non-controlling interest	—	(8)	—	(1,301)
	7,330	(24,138)	(28,637)	(19,423)
Net loss per common share attributable to owners of the Company
Basic and diluted	$(0.05)	$(0.07)	$(0.10)	$(0.10)

Condensed Consolidated Interim Statement of Financial Position (Expressed in thousands of Canadian dollars)

As at	September 30, 2025	December 31, 2024

Assets
Current assets
Cash and cash equivalents	240,581	218,359
Restricted cash	19,798	19,815
Marketable securities	139	139
Accounts receivable	26,299	28,118
Biological assets	3,507	1,187
Inventory	125,334	127,919
Prepaid expenses and deposits	12,580	16,860
Investments	595	27,560
Assets held for sale	746	19,051
Net investment in subleases	2,754	2,832
	432,333	461,840
Non-current assets
Long-term deposits and receivables	4,460	3,679
Right of use assets	122,701	115,435
Property, plant and equipment	152,510	145,810
Net investment in subleases	12,350	15,354
Intangible assets	59,224	61,325
Investments	19,089	8,427
Equity-accounted investees	391,146	413,124
Goodwill	124,248	124,248
Total assets	1,318,061	1,349,242

Liabilities
Current liabilities
Accounts payable and accrued liabilities	50,652	56,275
Lease liabilities	35,158	34,256
Derivative warrants	—	26
	85,810	90,557
Non-current liabilities
Lease liabilities	119,971	118,017
Other liabilities	12,989	7,312
Total liabilities	218,770	215,886

Shareholders’ equity
Share capital	2,295,625	2,346,728
Warrants	667	667
Contributed surplus	66,435	57,156
Accumulated deficit	(1,312,710)	(1,323,965)
Accumulated other comprehensive income ("AOCI")	49,274	52,770
Total shareholders’ equity	1,099,291	1,133,356
Total liabilities and shareholders’ equity	1,318,061	1,349,242

Condensed Consolidated Interim Statement of Cash Flows (Expressed in thousands of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Cash provided by (used in):
Operating activities
Net loss for the period	(13,319)	(19,336)	(25,141)	(28,955)
Adjustments for:
Income tax expense (recovery)	—	1,434	—	(2,847)
Interest and fee income	(1,675)	(5,577)	(5,849)	(12,886)
Change in fair value of biological assets	(784)	167	(2,559)	(401)
Change in fair value of inventory sold	1,313	—	1,313	—
Share-based compensation	10,883	5,702	15,190	15,428
Depreciation and amortization	13,972	13,970	42,108	42,679
Loss (gain) on disposition of assets	34	35	(54)	441
Inventory impairment and obsolescence	1,833	413	2,663	3,395
Finance costs, net	1,812	1,740	5,149	5,522
Change in estimate of fair value of derivative warrants	(1)	(3,848)	(26)	(4,348)
Unrealized foreign exchange (gain) loss	(153)	80	40	235
Transaction costs	—	—	—	164
Asset impairment (recovery), net	2,051	(258)	2,971	2,317
Share of loss (profit) of equity-accounted investees	234	13,401	4,387	(999)
Unrealized (gain) loss on marketable securities	(102)	—	(313)	69
Additions to marketable securities	—	(327)	313	(327)
Income distributions from equity-accounted investees	—	10,715	68	10,715
Interest received	1,409	4,496	5,628	10,317
Change in non-cash working capital	14,194	(13)	(282)	(9,722)
Net cash provided by operating activities	31,701	22,794	45,606	30,797
Investing activities
Additions to property, plant and equipment	(5,185)	(1,706)	(8,853)	(5,306)
Additions to intangible assets	—	(2,421)	—	(2,421)
Additions to investments	—	(29,066)	(16,414)	(29,966)
Principal payments from investments	129	10,114	27,293	12,382
Proceeds from disposal of investments	15,058	—	15,058	—
Capital refunds from equity-accounted investees	—	—	—	168
Capital distributions from equity-accounted investees	481	89,758	4,273	89,758
Proceeds from disposal of property, plant and equipment	—	—	166	126
Acquisitions, net of cash acquired	—	—	(1,000)	(1,654)
Change in non-cash working capital	39	(191)	10	379
Net cash provided by investing activities	10,522	66,488	20,533	63,466
Financing activities
Change in restricted cash	—	(243)	—	(324)
Payments on lease liabilities, net	(9,920)	(9,780)	(29,217)	(27,002)
Repurchase of common shares	(3)	—	(15,034)	—
Proceeds from issuance of shares, net of costs	—	—	—	(57)
Issuance of common shares by subsidiaries	—	—	—	174
Change in non-cash working capital	57	783	334	881
Net cash used in financing activities	(9,866)	(9,240)	(43,917)	(26,328)
Change in cash and cash equivalents	32,357	80,042	22,222	67,935
Cash and cash equivalents, beginning of period	208,224	182,934	218,359	195,041
Cash and cash equivalents, end of period	240,581	262,976	240,581	262,976

NON-IFRS MEASURES

Certain specified financial measures in this news release are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures reported by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for or superior to measures of performance prepared in accordance with IFRS. These measures are presented and described in order to provide shareholders and potential investors with additional measures in understanding the Company’s operating results in the same manner as the management team.

ADJUSTED OPERATING INCOME (LOSS)
Adjusted operating income (loss) is a non-IFRS financial measure which the Company uses to evaluate its operating performance in a similar manner to its management team. The Company defines adjusted operating income (loss) as operating income (loss) less restructuring costs (recovery), goodwill and intangible asset impairments and asset impairments triggered by restructuring activities.

The following tables reconcile adjusted to un-adjusted operating income (loss) for the periods noted.

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended September 30, 2025
Operating income (loss)	9,105	(5,434)	3,671	11,222	1,543	(27,486)	(11,050)
Adjustments:
Restructuring costs	—	258	258	—	—	876	1,134
Impairments triggered by restructuring	—	404	404	—	—	—	404
Adjusted operating income (loss)	9,105	(4,772)	4,333	11,222	1,543	(26,610)	(9,512)

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Nine months ended September 30, 2025
Operating income (loss)	22,329	(3,628)	18,701	24,276	1,775	(62,852)	(18,100)
Adjustments:
Restructuring costs	—	828	828	—	—	1,459	2,287
Impairments triggered by restructuring	—	3,100	3,100	—	—	—	3,100
Adjusted operating income (loss)	22,329	300	22,629	24,276	1,775	(61,393)	(12,713)

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended September 30, 2024
Operating income (loss)	4,395	(703)	3,692	11,795	(7,824)	(26,174)	(18,511)
Adjustments:
Restructuring costs	—	125	125	—	—	1,793	1,918
Adjusted operating income (loss)	4,395	(578)	3,817	11,795	(7,824)	(24,381)	(16,593)

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Nine months ended September 30, 2024
Operating income (loss)	7,255	(1,728)	5,527	22,456	13,711	(69,416)	(27,722)
Adjustments:
Restructuring costs	—	380	380	—	—	1,670	2,050
Adjusted operating income (loss)	7,255	(1,348)	5,907	22,456	13,711	(67,746)	(25,672)

GROSS MARGIN
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted.

FREE CASH FLOW
Free cash flow is a non-IFRS financial measure which the Company uses to evaluate its financial performance, providing information which management believes to be useful in understanding and evaluating the Company’s ability to generate positive cash flows as it removes cash used for non-operational items. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

The following table reconciles free cash flow to change in cash and cash equivalents for the periods noted.

	Three months ended September 30		Nine months ended September 30
($000s)	2025	2024	2025	2024
Change in cash and cash equivalents	32,357	80,042	22,222	67,935
Adjustments:
Repurchase of common shares	3	—	15,034	—
Changes to long-term investments	(15,668)	(70,806)	(30,523)	(72,342)
Acquisitions, net of cash acquired	—	—	1,000	1,654
Free cash flow	16,692	9,236	7,733	(2,753)

SAME STORE SALES
Same store sales is a non-IFRS financial measure which the Company uses to evaluate its financial performance in its retail segments. Same store sales provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company’s sales trends excluding the effect of the opening and closure of stores.

Same store sales refers to the revenue generated by the Company’s existing retail locations during the current and prior comparison periods.